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                                       16701 Greenspoint Park Drive, Suite 200
                                       Houston, Texas 77060
                                       (713) 873-4828
                                       FAX (713) 873-5058
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SUMMIT PETROLEUM CORPORATION           Deas H. Warley III
                                       President and Chairman



July 18, 1996


Dear Fellow Shareholders:

Since assuming control of Summit in August 1989, returning value to the Shareholders has certainly been a challenge. Recalling a statement I made in my Letter to Shareholders in the 1994 Annual Report regarding the condition of Summit in August 1989:

     "... THE COMPANY WAS VIRTUALLY BANKRUPT. LONG TERM DEBT OBLIGATIONS AND OVERHEAD EXCEEDED THE GROSS MONTHLY REVENUES BY ALMOST 200 PERCENT, TAXES WERE DELINQUENT, ROYALTY PAYMENTS WERE DELINQUENT, WORKING INTEREST REVENUE PAYMENTS WERE DELINQUENT, VENDOR ACCOUNTS WERE DELINQUENT, AND THE LIST WENT ON. FUNDS WERE SIMPLY UNAVAILABLE TO MEET ORDINARY DAILY OPERATING EXPENSES. SHAREHOLDER EQUITY HAD BEEN REDUCED TO A $173,000 DEFICIT AND THE COMPANY HAD JUST FINISHED THE 1989 YEAR WITH A $413,000 LOSS."

We have come a long way since then and I am pleased to report to you that we now have the opportunity to "cash-in" on the effort.

On July 3, 1996, the Board of Directors voted unanimously to recommend to all shareholders of Summit Petroleum Corporation that they accept the offer by Midland Resources, Inc. (through a subsidiary corporation, MRI Acquisition Corp) to purchase all the outstanding stock of Summit at a purchase price of $0.70 per share.

I certainly enjoyed the challenge of rebuilding the Company and the support I have received from the shareholders.

Sincerely,




/s/ Deas H. "Gene" Warley
Deas H. "Gene" Warley
President